

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 2, 2010

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue,
Greenwich, CT 06830

> **Re:** **Global Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 19, 2009**
> **Response letter dated January 8, 2010**
> **File No. 002-69494**

Dear Mr. Dulman:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note that you have not complied with your filing obligations under Item 4.02 of Form 8-K and Rule 13a-11 of Regulation 13A. This filing was due within four days of determining that your financial statements would need to be restated. We reissue prior comment 2.

2.   We have read the draft amendment to your Form 10-K that you submitted on January 8, 2010, and see that you have not made all of the disclosure revisions that are necessary to resolve the concerns outlined in our prior comments. We also note that you have not provided a written response to the comments in our letter dated November 20, 2009 or our letter dated December 18, 2009.

        We ask that you complete your response to each of those letters and address the additional comments in this letter without further delay.   This means that you should submit a written response to each of the comments in our November 20, 2009 letter, our December 18, 2009 letter, and the comments in this letter as correspondence on EDGAR; and proceed to file the amendment to your Form 10-K, complete with all necessary revisions, including error correction disclosures, explanatory note, reissued audit opinion, and updated certifications.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note that you have obtained a reissued audit opinion from your auditor. However, the language in the first paragraph incorrectly states that the period from January 1, 1995 through December 31, 2008 was audited by predecessor accounting firms. We understand that you had predecessor firms involved in auditing only through December 31, 2005. However, since you are not able to obtain and file reissued opinions from all of the predecessor audit firms, your current auditor should simply clarify that it did not audit the cumulative information rather than reference audit work performed by other firms. Please consult with your auditor in resolving this matter.

Statements of Changes in Stockholders' Equity (Deficit), page F-4

4.   Please label the various period-end line subtotals through December 31, 2006 as unaudited since you are unable to obtain a reissuance of audit opinions covering those periods, also consistent with the labeling of the cumulative information in your statements of operations and statements of cash flows.

Engineering Comments

5.   We note that you have not complied with comment 2 of our letter dated November 20, 2009. Since you do not have proven or probable reserves, identifying the company as a development stage enterprise, and claiming that you are engaged in the development of mineral properties is not consistent with the terminology guidance in Industry Guide 7 and is therefore not appropriate. This would be true even if you have realized some revenues from mineralization on

your properties, given the uncertainty of not being able to establish proven and probable reserves. If you have these transactions, you would need to quantify and disclose the production obtained from your properties for each period, also to include the tonnage and grade of the material mined and concentrate produced. In either case, you should remove all terminology that indicates you have progressed beyond the exploration stage, and if production has been realized, we would expect disclosure clarifying that this has been obtained from properties that are in the exploration stage, for which you have not been able to establish proven and probable reserves as defined in Industry Guide 7; the uncertainty surrounding your ability to continue production under these circumstances should be emphasized. We reissue prior comment 2.

Marjan, page 6

6.   We note your disclosure regarding reserve definitions of proven and probable reserves used in Armenia. Please include additional disclosure comparing and/or contrasting the reserve definitions of Armenia with the definitions in Industry Guide 7. In addition, please clarify in the text whether the proven and/or probable reserves under discussion are defined by Armenia, Canadian 43-101 or Industry Guide 7.

7.   We note that you have not complied with comment 6 of our letter dated November 20, 2009. We continue to believe that you need to clarify the nature of any facilities and infrastructure, including a description of any major equipment at your exploration/mine sites, or if there is none, a statement that the properties have no significant assets, surface or underground workings or facilities/infrastructure. We reissue prior comment 6.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief